Scott Wilson Roscoe Postle Associates Inc	Suite 501, 55 University Avenue, Toronto, ON M5J 2H7 T (416) 947-0907 F (416) 947-0395 www.scottwilson.com

CONSENT OF AUTHOR
September 23, 2009

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division, Department of Government Services
Registrar of Securities, Prince Edward Island
United States Securities and Exchange Commission

I, William E. Roscoe, Ph.D., P.Eng., do hereby consent to the public filing of the report titled “Technical Report on the Bootheel Uranium Property, Shirley Basin Mining District, Albany County, Wyoming, U.S.A.” (the Technical Report), prepared for Bootheel Project LLC, Crosshair Exploration & Mining Corp. and Ur-Energy Inc., and dated September 8, 2009, and extracts from, or the summary of, the Technical Report in the press release of Crosshair Exploration & Mining Corp. dated August 13, 2009 (the Press Release).

I also certify that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the Press Release.

(Signed) “William E. Roscoe”

William E. Roscoe, Ph.D., P.Eng.
Principal Consulting Geologist